(PAGE NUMBERS REFER TO PAPER DOCUMENT ONLY)

February 15, 2008

VIA EDGAR (as correspondence)

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 3720
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0409

RE:   CPI Corp.
     Form 10-K for the fiscal year ended February 3, 2007
 File No. 1-10204

 Form 10-Q/A for the quarterly period ended July 21, 2007
 File No. 1-10204

 Form 10-Q for the quarterly period ended November 10, 2007
 File No. 1-10204

Dear Mr. Spirgel:

    Your letter to Mr. Gary W. Douglass, Chief Financial Officer of CPI Corp. (the "Company"), dated January 24, 2008, requested supplemental information and clarification of certain points addressed in the filings  identified above and revisions to those filings through amendments when necessary.  After reviewing your letter, Ms. Jane Nelson, the Company’s General Counsel, contacted Mr. Michael Henderson and requested an extension of the time for the Company’s response to February 20, 2008, which was granted.  A letter confirming the extension was sent to Mr. Henderson on January 29, 2008.

    The remainder of this document outlines the Company’s responses keyed to the Staff’s original comment number.

SEC Comment Letter dated January 24, 2008

Form 10-K for the fiscal year ended February 3, 2007

Item 1.    Business, page 5

1.
We note from your disclosures that Sears assumes credit card fees related to your sales and credit and check authorization risks. Tell us what you mean by this statement, including what credit card fees Sears assumes.  We also noted that customers can use Sears credit cards to purchase your products or services.  Tell us whether these specific features of your relationship with Sears impact your reporting of revenue.  Refer to EITF 99-19.

As disclosed in our annual report, as a Sears licensee we enjoy the benefits of using the Sears daily cashiering system and Sears’ assumption of credit card fees and credit and check authorization risks. In return for such, we pay Sears a commission based on sales which is recorded as a component of our SG&A expense. Accordingly, customers are allowed to use a Sears or any other credit card when making a purchase from us in a Sears store and the collection for that sale is handled through the Sears cashiering and credit system.  Sears is responsible for any fees charged by the credit card company to process transactions, and absorbs the cost of any returned checks along with related fees.  In processing the Company’s transactions, Sears pays the Company the gross proceeds (whether cash or credit) processed at each Sears location.

Based on EITF 99-19, it is appropriate for CPI to exclude credit card and check processing costs from its revenue calculation.  The following factors were considered in determining our financial reporting consideration of such costs based on our lack of involvement in the cashiering system arrangements:

•	Sears is the primary obligor in the credit processing and cashiering system arrangement since it absorbs any losses related to these collections.
•	There is no inventory risk associated with the collection of these funds.
•	Sears negotiates and establishes pricing with credit card or check processors. CPI is not involved.
•	Sears selects suppliers for credit card and check processing. CPI is not involved.
•	Sears determines product or service specifications in connection with credit card and check processing services. CPI is not involved.
•	CPI does not maintain credit risk in the collection of these funds.

Accordingly, the credit card fees do not impact our reporting of revenue.

Item 7.    Management's Discussion and Analysis of Finanical Condition and Results of Operations, Results of Operations, page 19

2.
We refer to your presentation of “gross margin as a percentage of net sales.”  Please note that you should not present gross margins or gross margin percentages when your cost of sales excludes depreciation and amortization related to the generation of revenue.  Refer to SAB Topic 11:B.  Please revise.

SAB Topic 11:B requires that the exclusion of depreciation and amortization be clearly denoted on the face of the financial statements should an entity report cost of sales or operating expenses exclusive of depreciation.  Although the exclusion of depreciation and amortization from cost of sales and operating expense is  referenced in the summary results table preceding the MD&A discussion, it is not specifically discussed in the paragraphs of the MD&A in which gross margins and gross margin percentages are included.  We would note to the Staff that this is not a key focus for management or the reader of our financial statements.  Such percentages are not evaluated on a regular basis by management, questioned during investor calls, are not a factor in lending relationships and are not considered in the discussions within our press releases.  Accordingly, management does not believe this information is qualitatively material disclosure and has decided to eliminate such presentation prospectively.  Accordingly, we respectfully request the ability to make this change on a prospective basis.

3.
Also, since you are required by Item 302 of Regulation S-K to present gross profit, you should revise Note 15 to allocate the portion of depreciation and amortization “associated directly with or allocated to products sold or services rendered” to your gross margins.

For the same reasons discussed in our response to Comment No. 2, we respectfully request the ability to make this change on a prospective basis.

Note 1 – Summary of Significant Accounting Policies, Advertising Costs, page 43

4.
We note that you capitalize certain direct-response advertising costs. Please tell us more details of the nature of your direct-response advertising and your accounting policy for the related costs. Refer to SOP 93-7 in your response.

In accordance with SOP 93-7, the Company must clearly evaluate and demonstrate the benefits of direct-response advertising. As an entity that has maintained a direct response advertising program with its customers since inception, we have rigorously applied our currently methodology on a consistent basis since the implementation of SOP 93-7 in the fiscal year ended February 4, 1995.  Below is a discussion of SOP 93-7 and our application of the guidance set forth therein.

In accordance with paragraphs 26-29 of SOP 93-7, entities must expense the costs of all advertising either the first time that the advertising takes place or within the periods in which advertising costs were incurred.  Exempted from this rule is direct-response advertising which results in probable future economic benefits and that which aims to generate sales to customers who could be proven to have responded to the advertising.  Direct-response advertising costs must meet all of the following criteria:

•	A direct relationship between a sale and the specific advertising activity for which cost is deferred must be demonstrated clearly.

o
All direct-response advertising vehicles distributed by the Company include coupon codes from which the customer response rate is tracked.  Analysis on response rates based on input of coupon codes at the time of the portrait session are used to determine the success of the advertising vehicle.  Further analysis is performed by cross referencing customer mailing lists to customer orders within a certain timeframe to determine if that customer sale correlates to the direct response advertising.

•	The advertisement’s purpose must be one of eliciting a direct response in the form of a sale.

o	All direct-response advertising efforts are short-term in nature and are distributed with the purpose of acquiring prospective customers or to garner additional business from existing customers.

•	Deferrable costs do not include administrative costs, occupancy costs, or depreciation of assets other than those used directly in advertising activities.

o	All costs deferred by the Company are strictly costs associated with the actual advertising vehicle (i.e. postage, printing, production).

•	The costs must be probable of recovery from future benefits.

o
Analysis is performed on each of our direct-response advertising vehicles to determine response rates and the overall success of the marketing effort.  Only those vehicles that are determined to be successful continue to be used in future marketing.  The Company diligently monitors the impact of such marketing efforts.

•	Qualifying deferred direct advertising costs must be amortized in proportion to the expected future benefits, based on historical evidence and verified by current results.

o
The nature of the Company’s offerings are short-term in nature and provide for a quick response time (generally 6-8 weeks).  Accordingly, amortization of these costs on a straight-line basis over the life of the advertising vehicle as determined by the distribution date and coupon expiration date is considered appropriate.

▪
As a result of advertising programs underway at February 3, 2007, $628,000 was deferred as of February 3, 2007, which represents 2.2% of our total advertising expenditures for the year ending February 3, 2007.

Based on the above analysis, we believe our accounting for direct-response advertising costs is consistent with the guidance provided by SOP 93-7.

Note 15 – Selected Financial Quarterly Data (Unaudited), page 66

5.
We note that you present quarterly financial information utilizing one 16-week and three 12-week periods. Tell us why you believe it is appropriate to present your quarterly periods in this manner. In this regard, tell us the rationale for presenting such periods, why this information is considered comparable, and why this information is useful to investors. Further, tell us why you feel that the presentation of one 16-week period is not misleading to investors.

The manner of presentation of our quarterly periods dates back to the Company’s initial public offering in 1982.  At that time, the information management system of the Company was designed to only report four-week periods ending on the Saturday of the four-week period.   Accordingly, because of the four-week system limitation, the Company began reporting with three 12-week periods and one 16-week period.  We have consistently reported in this manner for over 25 years.  Factors that support the continuation of such reporting include:

•	All comparative quarters within the financial statements include the same number of weeks.

•	We have no mass-market portrait photography company peers in the public market, so benchmarking comparisons are not distorted by this quarterly methodology.

•
Over the course of time, it is understood and accepted by our shareholders, investors, lenders, etc. that we use this methodology.  We are not aware of any concerns expressed by these groups regarding our financial statements being misleading due to our quarterly reporting periods.  In addition, we believe changes in our reporting  patterns would be more confusing to our investors and stakeholders than maintaining our historical reporting patterns.

Form 10-Q/A for the quarterly period ended July 21, 2007

Note 2 – Restatement, page 7

6.
Your disclosures provide little details of the nature of your misstatements.  In this regard, please explain how you “conformed certain of the accounting methods of the acquired entity to those of the Company.”  Further, tell us specifically what the error was that resulted in you incorrectly reporting your deferred revenue and the related costs.  Further, tell us why it was necessary to record an “adjustment to accumulated other comprehensive income of $550,000 as of July 21, 2007 to give effect to an adjustment to increase currency translation and decrease deferred tax assets.”

Conforming Entry
The misstatement related to conforming the accounting methods pertains to accounting for deferred revenue and related costs on portraits that have not been delivered to the customer.  Related accounting considerations were reviewed in connection with Comment No. 23 in the SEC Comment Letter dated February 24, 2003.  We have developed the methodology as presented at the time of the previous SEC Comment Letter which provides for the deferral of related direct and incremental costs associated with portrait sales that have not been delivered to the customer.  When we acquired the assets of PCA International on June 8, 2007, they had methods in place to calculate these deferrals that differed from those used by CPI Corp.  There was a premise that PCA had formerly been a public reporting entity and had developed a reasonable method to provide for the deferral of direct and incremental costs associated with sales that had not been delivered to the customer.  For quarterly reporting related to the period ended July 21, 2007 (approximately six weeks after  our acquisition of PCA), the Company utilized the methods and systems that had been in place at PCA prior to the acquisition for calculation of deferrals related to PCA  sales and undelivered portraits.

By the time of our closing for the third quarter ended November 10, 2007, the Company had begun to integrate PCA’s systems into our systems, including  implementation of procedures to calculate these accruals using the methodology in place at CPI Corp.  Upon evaluation of the methodology used by PCA, two primary areas were identified in which the companies had differing methods associated with the determination of deferred costs.

•
PCA deferred all studio labor costs associated with the portrait process rather than just the direct cost associated with time spent with the portrait subject while in the studio  resulting in the allocation of all studio labor during the day to the daily portraits taken rather than allocating only the time spent in the portrait process.  Once the time spent with portrait customers was evaluated for PCA, we noted that the deferral of time spent with the portrait subject was significantly lower than the deferral of cost utilizing all studio labor.  When taking into account the impact of such a change in deferral of cost across the acquired 2,069 locations, the impact of conforming the accounting to give effect to such a change in deferred cost was material to the quarter.

•
PCA also deferred  production costs using the full cost of producing and shipping a package without giving consideration to the stage of production for individual portraits cost (even though some were merely film in a camera for which a picture had been taken).  Once the stages of production were identified for portraits not yet delivered and the costs per stage were determined consistent with the Company’s deferral methodology, we determined that the deferral of cost when considering the stage of production resulted in a materially different result than the cost calculated at full production value.

We believe that it is appropriate to defer the direct and incremental costs associated with the production of deferred sales.  Upon quantifying the differences in methodology, we determined that such error resulted in the understatement of loss before income taxes of $1.8 million and an understatement of net loss of $1.2 million in the results reported for the quarter ended July 21, 2007. Such amounts were too material to correct in the quarter ending November 10, 2007 as an out-of-period adjustment.  Accordingly, due to the significance of the error, the 10Q for  the quarter ended July 21, 2007 was restated.

Deferred Tax Entry
This issue related to an error with regard to deferred taxes on our currency translation adjustment which was identified in the preparation of the financial statements for quarter ended July 21, 2007. We identified that the  temporary differences related to depreciation related to certain assets held by our Canadian subsidiary had not been considered in determining the deferred tax effect of the currency translation adjustment. At that time, we determined further analysis was required to quantify the misstatement; however, preliminary analysis indicated that the error was immaterial to the financial statements as a whole.  Our analysis was completed in the third quarter of fiscal 2007 and the adjustment was made to the financial statements for the period ending November 10, 2007.  To provide a perspective on the unrecorded difference, the amounts were approximately $183,000 at February 3, 2007 (fiscal 2006 year end), $377,000 at April 28, 2007 (2007 first quarter end), and increased to $550,000 by July 21, 2007 (2007 second quarter end). The fluctuation in the amounts is a result of the movements in the foreign currency rates. Although the effect of the misstatement continued to be immaterial to the second quarter and prior financial statements, we did not believe it was appropriate to have an uncorrected misstatement in the financial statements upon restatement.  Accordingly, the correction was made for this entry in the restated July 21, 2007 financial statements.

Form 10-Q for the quarterly period ended November 10, 2007

Note 7 – Goodwill and Intangible Assets, page 10

7.
We refer to your host agreement with Wal-Mart obtained in the Portrait Corporation of America acquisition. Please tell us how you determined the useful life of 21.5 years. Also tell us how you considered the potential studio closures disclosed on page 14 in your determination of the useful life. Refer to paragraph 11 of SFAS 142 in your response.

A summary of the existing terms of the Wal-Mart host agreements follow:

Host agreement country	Effective date	Initial term discussion
United States	February 1, 2007
The agreement has an initial term of three years but automatically extends for an additional two years for each studio from which Wal-Mart receives rental fees for the period July 1, 2008 through June 30, 2009 at a minimum specified rate per square foot.

Canada	January 1, 2006	The agreement has a five-year term, with an option to renew for two renewal periods of two years.
Mexico	June 1, 2002
Neither party may terminate an agreement for a studio during the studio's first year of operation; thereafter, either party may terminate the agreement with respect to a studio by giving the other party written notice 30 days prior to the termination date.

The following factors were used in determining the remaining useful life of the Wal-Mart Host Agreements:
•	CPI has maintained a similar relationship with Sears for over 40 years under series of agreements;
•	PCA had an approximate 30 year relationship with K-mart before switching to Wal-Mart as its host retail operator;
•	JC Penney has been using Lifetouch for over 20 years; and
•	Target has been using Lifetouch for over 14 years.

CPI purchased the assets of PCA with the intention to maintain the host agreement with Wal-Mart for an extended period of time.  As shown in the table below, a weighted average life analysis was performed with the assistance of an independent valuation firm, which incorporates the above mentioned factors  to calculate the remaining useful economic life of the host agreements.

Considerations for the four scenarios used were:

Probability	Assumption	Estimated Life
10%	Automatic renewal from meeting the base rent criteria is the only renewal between the two parties.	5
40%	Estimate based on the relationships of other portrait studios located within retail hosts	20
40%	Estimate based on the relationships of other portrait studios located within retail hosts.	25
10%	Estimate based on consideration of the over 40 year relationship between Sears and CPI as well as some of the structural differences between the two host agreements.	30

In estimating the useful life of the host agreements, SFAS 142 was used as guidance.  Following is an excerpt from SFAS 142 paragraph 11, with reference to our compliance in bullets.

The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors, in particular:

a.	The expected use of the asset by the entity

•	This was contemplated in Scenarios 1 - 4 and overall considerations.

b.	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate

•	This agreement is not tied directly to another asset or group of assets, but was compared to similar assets of the Company and similar industry agreements.

c.	Any legal, regulatory, or contractual provisions that may limit the useful life

•
See overall considerations above.  The contract can be terminated which is incorporated and evaluated in Scenarios 1 - 4.  We believe our consideration of the similar historic renewal patterns has been properly considered consistent with paragraph 46 of SFAS 142.

d.
Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions)

•
Although the agreement has a termination date and does not include automatic renewal options, history surrounding similar agreements indicates that renewals are likely and will occur at reasonable costs.

e.
The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels)

•
There is a potential of losing the contract to another competitor, which was considered in the scenarios used.  CPI has a long-standing history of providing this type of service to a level satisfactory to retain the underlying contract.

f.
The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life)

•
While the Company will make significant investments in 2008 to convert the former PCA studios to digital technology, we prospectively expect modest maintenance capital requirements.  All such expenditures and returns were considered in the analysis of the underlying cash flows.

Note that potential studio closures were not considered in this analysis.  Should closures occur, they would apply to lower-performing studios and would not have a material impact on the value of the overall contract or the aggregate related cash flows.  It would not be beneficial to Wal-Mart or to CPI to willingly close high performing studios, so the probability that any closures would impact the fair value of the agreement is low.

8.	Also, tell us how any potential or actual studio closures may impact the recoverability of this asset. Refer to SFAS 144 in your response.

The U.S. Host Agreement with Wal-Mart, which covers approximately 1,700 studios includes a provision calling for the closure of 500 studios every fiscal year in which comparable studio sales are both negative and more than 50 basis points below Wal-Mart's comparable U.S. store sales.  After the first fiscal year the studios achieve positive comparable studio sales, this provision is no longer applicable.   The final decision to require closure of the studios is at the discretion of Wal-Mart and will not be made until early 2008.  Should closures occur, we believe they would likely apply to lower-performing studios and would not have a material impact on the value of the overall contract or the aggregate related cash flows.  It would not be beneficial to Wal-Mart or to CPI to willingly close high performing studios, so the probability that closures would impact the recoverability of this asset is low.

*  *  *  *

To the extent we can facilitate the Staff’s timely review of our response by being available to discuss and further clarify our responses, please do not hesitate to contact me at (314) 231-1575, extension 3310.

Yours truly,

By: /s/ Gary W. Douglass
____________________________
Gary W. Douglass
Executive Vice President, Finance
Chief Financial Officer

Cc:          Mr. Kyle Moffatt, Accountant Branch Chief
Mr. Michael Henderson, Staff Accountant